Mail Stop 4561

January 24, 2008

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

  RE: **U.S. Bancorp**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed February 26, 2007
     File No. 001-06880

Dear Mr. Cecere:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Hugh West
        Accounting Branch Chief